

March 13, 2012

<u>Via E-mail</u>
James Vandeberg
Chief Financial Officer
Legend Oil and Gas, Ltd.
1420 5th Avenue, Suite 2200
Seattle, Washington 98101

> **Re: Legend Oil and Gas, Ltd.**
> **Form 10-K for the Fiscal Year ended December 31, 2010**
> **Filed March 31, 2011**
> **Current Reports on Forms 8-K**
> **Filed August 15, 2011 and February 24, 2012**
> **Form 10-Q for the Quarterly Period ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 0-49752**
> **Response dated March 8, 2012**

Dear Mr. Vandeberg:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Timothy M. Woodland, Esq.
Cairncross & Hempelmann, P.S.